                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549


                                   ----------


                                    FORM 11-K


                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




(Mark One):

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF
      1934.

         For the fiscal year ended:  December 31, 1999

                                       OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE
      ACT OF 1934.

         For the transition period from ______________to _____________


                          Commission file number 1-2384


      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                          TRW Employee Stock Ownership
                                and Savings Plan

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive officer:

                                    TRW Inc.
                               1900 Richmond Road
                              Cleveland, Ohio 44124

                          Audited Financial Statements

                             THE TRW EMPLOYEE STOCK
                           OWNERSHIP AND SAVINGS PLAN

                           December 31, 1999 and 1998


                                PLAN NUMBER: 027

                                  PLAN SPONSOR
                                    TRW Inc.

                   EMPLOYER IDENTIFICATION NUMBER: 34-0575430

                               PLAN ADMINISTRATOR
                                    TRW Inc.

                         Report of Independent Auditors


Board of Administration
The TRW Employee Stock Ownership
    and Savings Plan


We have audited the accompanying statements of net assets available for benefits of The TRW Employee Stock Ownership and Savings Plan as of December 31, 1999 and 1998, and the related statements of changes in net assets available for benefits, with fund information, for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The TRW Employee Stock Ownership and Savings Plan as of December 31, 1999 and 1998, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets held for investment purposes as of December 31, 1999, and the schedule of reportable transactions for the year then ended are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in our audit of the 1999 financial statements and, in our opinion, are fairly stated in all material respects in relation to the 1999 basic financial statements taken as a whole.




April 27, 2000

                The TRW Employee Stock Ownership and Savings Plan

     Statements of Net Assets Available for Benefits, with Fund Information

                                December 31, 1999



                                                                TRW Stock Fund                                  Primco
                                                        ---------------------------------      Putnam           Stable
                                                          Participant   Non-Participant        S&P 500          Value
                                                           Directed        Directed        Index Portfolio       Fund
                                                        ---------------------------------  ----------------------------------
ASSETS
Investments:
   TRW Common Stock                                       $ 378,560,209   $660,439,454
   Shares of Putnam Income Fund
   Shares of PBHG Emerging Growth Fund
   Shares of Bernstein International Value Portfolio
   Shares of Putnam Investors Fund
   Shares of George Putnam Fund of Boston
   Putnam S&P 500 Index Portfolio                                                            $866,910,952
   Putnam Small Company Equity Portfolio
   Primco Stable Value Fund                                                                                  $502,627,561
Participant loan receivables
Cash                                                                                               514,122
Receivable from TRW
Receivable for investments sold                                                                     72,078
Receivable for portfolio shares issued                                                           1,941,818         269,118
Interest and dividends receivable                                                                  770,957       2,592,276
Receivable from other funds                                       6,938                                          1,154,624
Receivable for futures                                                                              50,150
                                                        ---------------------------------------------------------------------
Total assets                                                378,567,147     660,439,454        870,260,077     506,643,579

LIABILITIES
Accrued expenses                                                 22,292          39,629            178,370         133,080
Payable for securities purchased                                                                   263,014
Payable for portfolio shares redeemed                                                              287,786         814,777
                                                        ---------------------------------------------------------------------
Total liabilities                                                22,292          39,629            729,170         947,857
                                                        ---------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                         $ 378,544,855   $ 660,399,825      $ 869,530,907   $ 505,695,722
                                                        =====================================================================

                                                      Putnam
                                                       Small                                          Bernstein
                                                      Company         Putnam            PBHG        International      Putnam
                                                      Equity          Income          Emerging          Value         Investors
                                                     Portfolio         Fund         Growth Fund     Portfolio II        Fund
                                                    ------------------------------------------------------------------------------
ASSETS
Investments:
   TRW Common Stock
   Shares of Putnam Income Fund                                     $  42,930,612
   Shares of PBHG Emerging Growth Fund                                              $  54,766,148
   Shares of Bernstein International Value Portfolio                                                 $  34,338,870
   Shares of Putnam Investors Fund                                                                                   $191,053,304
   Shares of George Putnam Fund of Boston
   Putnam S&P 500 Index Portfolio
   Putnam Small Company Equity Portfolio            $ 166,712,922
   Primco Stable Value Fund
Participant loan receivables
Cash                                                      200,297
Receivable from TRW                                       746,535
Receivable for investments sold
Receivable for portfolio shares issued
Interest and dividends receivable                         133,359
Receivable from other funds
Receivable for futures                                     65,637
                                                    ------------------------------------------------------------------------------
Total assets                                          167,858,750      42,930,612      54,766,148       34,338,870     191,053,304

LIABILITIES
Accrued expenses                                           41,627           2,708           1,972            1,895           9,628
Payable for securities purchased
Payable for portfolio shares redeemed                      70,760
                                                    ------------------------------------------------------------------------------
Total liabilities                                         112,387           2,708           1,972            1,895           9,628
                                                    ------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                   $ 167,746,363   $  42,927,904   $  54,764,176    $  34,336,975   $ 191,043,676
                                                    ==============================================================================

                                                        George Putnam        Loan
                                                        Fund of Boston       Fund             Total
                                                       -----------------------------------------------------
ASSETS
Investments:
   TRW Common Stock                                                                       $   1,038,999,663
   Shares of Putnam Income Fund                                                                  42,930,612
   Shares of PBHG Emerging Growth Fund                                                           54,766,148
   Shares of Bernstein International Value Portfolio                                             34,338,870
   Shares of Putnam Investors Fund                                                              191,053,304
   Shares of George Putnam Fund of Boston                $  55,735,698                           55,735,698
   Putnam S&P 500 Index Portfolio                                                               866,910,952
   Putnam Small Company Equity Portfolio                                                        166,712,922
   Primco Stable Value Fund                                                                     502,627,561
Participant loan receivables                                              $  61,552,113          61,552,113
Cash                                                                                                714,419
Receivable from TRW                                                                                 746,535
Receivable for investments sold                                                                      72,078
Receivable for portfolio shares issued                                                            2,210,936
Interest and dividends receivable                                                                 3,496,592
Receivable from other funds                                                                       1,161,562
Receivable for futures                                                                              115,787
                                                       -----------------------------------------------------
Total assets                                                55,735,698       61,552,113       3,024,145,752

LIABILITIES
Accrued expenses                                                 3,619                              434,820
Payable for securities purchased                                                                    263,014
Payable for portfolio shares redeemed                                                             1,173,323
                                                       -----------------------------------------------------
Total liabilities                                                3,619                            1,871,157
                                                       -----------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                        $  55,732,079    $  61,552,113   $   3,022,274,595
                                                       =====================================================

                The TRW Employee Stock Ownership and Savings Plan

      Statements of Changes in Net Assets Available for Benefits, with Fund
                                  Information

                          Year Ended December 31, 1999



                                                                TRW Stock Fund                                  Primco
                                                        ---------------------------------      Putnam           Stable
                                                          Participant   Non-Participant        S&P 500          Value
                                                           Directed        Directed        Index Portfolio       Fund
                                                        ---------------------------------  ----------------------------------
Investment income:
   Dividends                                              $   9,821,227   $  16,999,218      $       2,648
   Interest                                                                                                  $  29,006,648
                                                        ---------------------------------------------------------------------
Total investment income                                       9,821,227      16,999,218              2,648      29,006,648

Contributions from TRW Inc.                                                  49,562,603
Contributions from participants                              36,243,015                         55,633,201      27,505,422

Net realized gain (loss) on sale of investments              21,126,949      23,142,238         36,600,600
Net unrealized appreciation (depreciation) of
   investments                                              (40,138,095)    (77,604,024)       116,951,970
Transfers from other funds                                  106,401,453         492,784        113,738,233     209,385,152
Transfer from other plan                                        625,611       3,027,058         10,752,848      18,192,736
Interest income on participant loans
Loan issues
Other                                                                               543                  5             530
                                                        ---------------------------------------------------------------------
                                                            134,080,160      15,620,420        333,679,505     284,090,488
Less:
   Distributions                                             38,939,704      78,891,774         80,203,082      73,882,001
   Excess contributions                                                                              1,839             331
   Loan repayments
                                                        ---------------------------------------------------------------------
                                                             38,939,704      78,891,774         80,204,921      73,882,332

 Administrative expenses                                        151,019         213,097            271,492          81,290
 Transfers to other funds                                   109,201,025       4,875,989        135,352,516     188,668,562
 Transfers to other plans                                       123,417         372,341            364,988          87,184
                                                        ---------------------------------------------------------------------
                                                            148,415,165      84,353,201        216,193,917     262,719,368
                                                        ---------------------------------------------------------------------

Increase (decrease) in net assets for the year              (14,335,005)    (68,732,781)       117,485,588      21,371,120
Net assets available for benefits at beginning
   of year                                                  392,879,860     729,132,606        752,045,319     484,324,602
                                                        ---------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR          $ 378,544,855   $ 660,399,825      $ 869,530,907   $ 505,695,722
                                                        =====================================================================

                                                    Putnam
                                                     Small                                          Bernstein
                                                    Company         Putnam            PBHG        International      Putnam
                                                    Equity          Income          Emerging          Value         Investors
                                                   Portfolio         Fund         Growth Fund     Portfolio II        Fund
                                                  --------------------------------------------------------------------------------
Investment income:
   Dividends                                                      $   3,034,528   $   1,734,664    $     353,875   $   1,274,407
   Interest
                                                  --------------------------------------------------------------------------------
Total investment income                                               3,034,528       1,734,664          353,875       1,274,407

Contributions from TRW Inc.
Contributions from participants                      18,864,508       5,422,725       6,738,336        4,545,622      22,736,200

Net realized gain (loss) on sale of investments       4,812,796      (1,253,241)        113,189         (107,156)      6,336,808
Net unrealized appreciation (depreciation) of
   investments                                       36,310,324      (2,588,932)     14,926,023        4,670,450      35,457,057
Transfers from other funds                           17,248,332      27,480,327      23,717,911       18,604,419      96,623,291
Transfer from other plan                                146,908       7,007,873      13,349,170        3,532,876      35,657,695
Interest income on participant loans
Loan issues
Other                                                         2                                                                1
                                                  --------------------------------------------------------------------------------
                                                     77,382,870      39,103,280      60,579,293       31,600,086     198,085,459
Less:
   Distributions                                     13,299,460       5,918,562       3,076,614        2,415,383      18,454,085
   Excess contributions                                      16             358             392              243           1,805
   Loan repayments
                                                  --------------------------------------------------------------------------------
                                                     13,299,476       5,918,920       3,077,006        2,415,626      18,455,890

 Administrative expenses                                 53,762          17,404          13,543            9,872          54,643
 Transfers to other funds                            40,456,897      35,176,872      20,014,039       12,669,338      69,634,070
 Transfers to other plans                                31,859           1,849           2,659           12,842          62,166
                                                  --------------------------------------------------------------------------------
                                                     53,841,994      41,115,045      23,107,247       15,107,678      88,206,769
                                                  --------------------------------------------------------------------------------

Increase (decrease) in net assets for the year       23,540,876      (2,011,765)     37,472,046       16,492,408     109,878,690
Net assets available for benefits at beginning
   of year                                          144,205,487      44,939,669      17,292,130       17,844,567      81,164,986
                                                  --------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR  $ 167,746,363   $  42,927,904   $  54,764,176    $  34,336,975   $ 191,043,676
                                                  ================================================================================

                                                       George Putnam        Loan
                                                       Fund of Boston       Fund             Total
                                                       ----------------------------------------------------
Investment income:
   Dividends                                            $   6,029,305                     $     39,249,872
   Interest                                                                                     29,006,648
                                                       ----------------------------------------------------
Total investment income                                     6,029,305                           68,256,520

Contributions from TRW Inc.                                                                     49,562,603
Contributions from participants                             7,870,431                          185,559,460

Net realized gain (loss) on sale of investments              (448,947)                          90,323,236
Net unrealized appreciation (depreciation) of
   investments                                             (5,538,949)                          82,445,824
Transfers from other funds                                 19,038,404                          632,730,306
Transfer from other plan                                   22,851,531    $   2,051,942         117,196,248
Interest income on participant loans                                         5,474,764           5,474,764
Loan issues                                                                 27,049,508          27,049,508
Other                                                           1,024                                2,105
                                                       ----------------------------------------------------
                                                           49,802,799       34,576,214       1,258,600,574
Less:
   Distributions                                            8,003,187                          323,083,852
   Excess contributions                                         1,446                                6,430
   Loan repayments                                                          36,153,183          36,153,183
                                                       ----------------------------------------------------
                                                            8,004,633       36,153,183         359,243,465

 Administrative expenses                                       21,053                              887,175
 Transfers to other funds                                  16,680,998                          632,730,306
 Transfers to other plans                                       2,887           67,081           1,129,273
                                                       ----------------------------------------------------
                                                           24,709,571       36,220,264         993,990,219
                                                       ----------------------------------------------------

Increase (decrease) in net assets for the year             25,093,228       (1,644,050)        264,610,355
Net assets available for benefits at beginning
   of year                                                 30,638,851       63,196,163       2,757,664,240
                                                       ----------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR        $  55,732,079    $  61,552,113   $   3,022,274,595
                                                       ====================================================

                The TRW Employee Stock Ownership and Savings Plan

     Statements of Net Assets Available for Benefits, with Fund Information

                                December 31, 1998



                                                                TRW Stock Fund                                  Primco
                                                        ---------------------------------      Putnam           Stable
                                                          Participant   Non-Participant        S&P 500          Value
                                                           Directed        Directed        Index Portfolio       Fund
                                                        ---------------------------------  -----------------------------------
ASSETS
Investments:
   TRW Common Stock                                       $ 392,896,554   $ 729,163,609
   Shares of Putnam Income Fund
   Shares of PBHG Emerging Growth Fund
   Shares of Bernstein International Value Portfolio
   Shares of Putnam Investors Fund
   Shares of George Putnam Fund of Boston
   Putnam S&P 500 Index Portfolio                                                            $ 752,463,764
   Putnam Small Company Equity Portfolio
   Primco Stable Value Fund                                                                                  $ 481,494,878
Participant loan receivables
Cash
Receivable for investments sold                                                                  4,290,389
Receivable for portfolio shares issued                                                           1,829,427
Receivable for portfolio shares sold
Interest and dividends receivable                                                                  792,728       2,495,751
Receivable from pending transaction                                                                                458,186
Receivable for futures                                                                              34,074
                                                        ----------------------------------------------------------------------
Total assets                                                392,896,554     729,163,609        759,410,382     484,448,815

LIABILITIES
Accrued expenses                                                 16,694          31,003             33,212         124,213
Payable for securities purchased                                                                 6,817,198
Payable for portfolio shares purchased
Cash overdraft                                                                                     395,741
Payable for compensation to manager                                                                118,912
                                                        ----------------------------------------------------------------------
Total liabilities                                                16,694          31,003          7,365,063         124,213
                                                        ----------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                         $ 392,879,860   $ 729,132,606      $ 752,045,319   $ 484,324,602
                                                        ======================================================================

                                                      Putnam
                                                       Small                                          Bernstein
                                                      Company         Putnam            PBHG        International      Putnam
                                                      Equity          Income          Emerging          Value         Investors
                                                     Portfolio         Fund         Growth Fund     Portfolio II        Fund
                                                     ------------------------------------------------------------------------------
ASSETS
Investments:
   TRW Common Stock
   Shares of Putnam Income Fund                                     $  44,941,929
   Shares of PBHG Emerging Growth Fund                                              $  17,292,794
   Shares of Bernstein International Value Portfolio                                                 $  17,845,418
   Shares of Putnam Investors Fund                                                                                   $  81,168,033
   Shares of George Putnam Fund of Boston
   Putnam S&P 500 Index Portfolio
   Putnam Small Company Equity Portfolio              135,355,152
   Primco Stable Value Fund
Participant loan receivables
Cash                                                      105,980
Receivable for investments sold                         7,947,211
Receivable for portfolio shares issued
Receivable for portfolio shares sold                      699,936
Interest and dividends receivable                         161,088
Receivable from pending transaction
Receivable for futures                                    101,729
                                                     ------------------------------------------------------------------------------
Total assets                                          144,371,096      44,941,929      17,292,794       17,845,418      81,168,033

LIABILITIES
Accrued expenses                                            6,222           2,260             665              851           3,047
Payable for securities purchased
Payable for portfolio shares purchased                    130,827
Cash overdraft
Payable for compensation to manager                        28,560
                                                     ------------------------------------------------------------------------------
Total liabilities                                         165,609           2,260             665              851           3,047
                                                     ------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                     144,205,487   $  44,939,669   $  17,292,129    $  17,844,567   $  81,164,986
                                                     ==============================================================================

                                                        George Putnam        Loan
                                                        Fund of Boston       Fund             Total
                                                        ----------------------------------------------------
ASSETS
Investments:
   TRW Common Stock                                                                        $  1,122,060,163
   Shares of Putnam Income Fund                                                                  44,941,929
   Shares of PBHG Emerging Growth Fund                                                           17,292,794
   Shares of Bernstein International Value Portfolio                                             17,845,418
   Shares of Putnam Investors Fund                                                               81,168,033
   Shares of George Putnam Fund of Boston                $  30,640,158                           30,640,158
   Putnam S&P 500 Index Portfolio                                                               752,463,764
   Putnam Small Company Equity Portfolio                                                        135,355,152
   Primco Stable Value Fund                                                                     481,494,878
Participant loan receivables                                              $  63,196,163          63,196,163
Cash                                                                                                105,980
Receivable for investments sold                                                                  12,237,600
Receivable for portfolio shares issued                                                            1,829,427
Receivable for portfolio shares sold                                                                699,936
Interest and dividends receivable                                                                 3,449,567
Receivable from pending transaction                                                                 458,186
Receivable for futures                                                                              135,803
                                                        ----------------------------------------------------
Total assets                                                30,640,158       63,196,163       2,765,374,951

LIABILITIES
Accrued expenses                                                 1,306                              219,473
Payable for securities purchased                                                                  6,817,198
Payable for portfolio shares purchased                                                              130,827
Cash overdraft                                                                                      395,741
Payable for compensation to manager                                                                 147,472
                                                        ----------------------------------------------------
Total liabilities                                                1,306                            7,710,711
                                                        ----------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS                        $  30,638,852    $  63,196,163   $   2,757,664,240
                                                        ====================================================

                The TRW Employee Stock Ownership and Savings Plan

      Statements of Changes in Net Assets Available for Benefits, with Fund
                                  Information

                          Year Ended December 31, 1998



                                                                TRW Stock Fund                                  Primco
                                                        ---------------------------------      Putnam           Stable
                                                          Participant   Non-Participant        S&P 500          Value
                                                           Directed        Directed        Index Portfolio       Fund
                                                        ---------------------------------  -----------------------------------
Investment income:
   Dividends                                              $   9,228,900   $  16,602,547      $       1,529
   Interest                                                                                                  $  29,415,411
                                                        ----------------------------------------------------------------------
Total investment income                                       9,228,900      16,602,547              1,529      29,415,411

Contributions from TRW Inc.                                                  45,883,426
Contributions from participants                              43,729,092                         52,024,041      30,228,867

Net realized gain on sale of investments                     32,818,802      27,894,961         16,070,506
Net unrealized appreciation (depreciation) of
   investments                                              (11,095,420)      6,748,112        155,033,320
Transfers from other funds                                   61,567,391          74,899        101,408,939     154,030,552
Transfer from other plan                                        345,619                            222,138       2,668,948
Interest income on participant loans
Loan issues
Other                                                            94,916                            133,006          52,274
                                                        ----------------------------------------------------------------------
                                                            136,689,300      97,203,945        324,893,479     216,396,052
Less:
   Distributions                                             39,557,439      77,154,377         61,105,486      67,243,432
   Excess contributions                                                                                935             558
   Loan repayments
                                                        ----------------------------------------------------------------------
                                                             39,557,439      77,154,377         61,106,421      67,243,990

Administrative expenses                                         140,533         248,465            229,752         579,050
Transfers to other funds                                    114,367,305       6,929,343        142,232,423     167,568,134
                                                        ----------------------------------------------------------------------
                                                            154,065,277      84,332,185        203,568,596     235,391,174
                                                        ----------------------------------------------------------------------

Increase (decrease) in net assets for the year              (17,375,977)     12,871,760        121,324,883     (18,995,122)
Net assets available for benefits at beginning
   of year                                                  410,255,837     716,260,846        630,720,436     503,319,724
                                                        ----------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR          $ 392,879,860   $ 729,132,606      $ 752,045,319   $ 484,324,602
                                                        ======================================================================

                                                     Putnam
                                                      Small                                          Bernstein
                                                     Company         Putnam            PBHG        International      Putnam
                                                     Equity          Income          Emerging          Value         Investors
                                                    Portfolio         Fund         Growth Fund     Portfolio II        Fund
                                                   --------------------------------------------------------------------------------
Investment income:
   Dividends                                       $      65,275   $   2,473,009   $      57,904    $   1,645,022   $   1,977,161
   Interest
                                                   --------------------------------------------------------------------------------
Total investment income                                   65,275       2,473,009          57,904        1,645,022       1,977,161

Contributions from TRW Inc.
Contributions from participants                       23,376,718       5,002,329       3,697,049        2,600,816       8,410,304

Net realized gain on sale of investments                 186,818        (304,354)       (535,614)        (450,961)         45,848
Net unrealized appreciation (depreciation) of
   investments                                        10,329,010        (960,815)        578,870       (2,068,885)     10,093,828
Transfers from other funds                            35,432,464      49,010,175      25,351,725       27,414,926      93,155,175
Transfer from other plan                                 193,192         153,725         138,966          140,814         221,707
Interest income on participant loans
Loan issues
Other                                                      6,710             142               4                              353
                                                   --------------------------------------------------------------------------------
                                                      69,590,187      55,374,211      29,288,904       29,281,732     113,904,376
Less:
   Distributions                                      12,279,641       5,721,283       1,006,821          724,051       2,917,485
   Excess contributions                                      217              49              14               20              46
   Loan repayments
                                                   --------------------------------------------------------------------------------
                                                      12,279,858       5,721,332       1,006,835          724,071       2,917,531

Administrative expenses                                   19,981           6,702           4,326            4,360          14,232
Transfers to other funds                              61,011,804      31,935,542      10,985,613       10,708,734      29,807,627
                                                   --------------------------------------------------------------------------------
                                                      73,311,643      37,663,576      11,996,774       11,437,165      32,739,390
                                                   --------------------------------------------------------------------------------

Increase (decrease) in net assets for the year        (3,721,456)     17,710,635      17,292,130       17,844,567      81,164,986
Net assets available for benefits at beginning
   of year                                           147,926,943      27,229,034
                                                   --------------------------------------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR   $ 144,205,487   $  44,939,669   $  17,292,130    $  17,844,567   $  81,164,986
                                                   ================================================================================

                                                        George Putnam        Loan
                                                        Fund of Boston       Fund             Total
                                                        ----------------------------------------------------
Investment income:
   Dividends                                             $   2,520,664                    $      34,572,011
   Interest                                                                                      29,415,411
                                                        ----------------------------------------------------
Total investment income                                      2,520,664                           63,987,422

Contributions from TRW Inc.                                                                      45,883,426
Contributions from participants                              3,824,638                          172,893,854

Net realized gain on sale of investments                      (104,672)                          75,621,334
Net unrealized appreciation (depreciation) of
   investments                                                (976,697)                         167,681,323
Transfers from other funds                                  36,831,444                          584,277,690
Transfer from other plan                                       159,571                            4,244,680
Interest income on participant loans                                      $   5,743,582           5,743,582
Loan issues                                                                  28,887,908          28,887,908
Other                                                           16,321                              303,726
                                                        ----------------------------------------------------
                                                            42,271,269       34,631,490       1,149,524,945
Less:
Distributions                                                2,894,781                          270,604,796
Excess contributions                                                18                                1,857
Loan repayments                                                              35,112,707          35,112,707
                                                        ----------------------------------------------------
                                                             2,894,799       35,112,707         305,719,360

Administrative expenses                                          6,454                            1,253,855
Transfers to other funds                                     8,731,165                          584,277,690
                                                        ----------------------------------------------------
                                                            11,632,418       35,112,707         891,250,905
                                                        ----------------------------------------------------

Increase (decrease) in net assets for the year              30,638,851         (481,217)        258,274,040
Net assets available for benefits at beginning
   of year                                                                   63,677,380       2,499,390,200
                                                        ----------------------------------------------------

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR         $  30,638,851    $  63,196,163   $  2,757,664,240
                                                        ====================================================

                The TRW Employee Stock Ownership and Savings Plan

                          Notes to Financial Statements

                           December 31, 1999 and 1998


A.     SIGNIFICANT ACCOUNTING POLICIES

TRW STOCK FUND

Investments in the TRW Stock Fund consist primarily of TRW Inc. (TRW) common stock, which is traded on the New York Stock Exchange and valued at the last reported sales price on the last business day of the Plan's fiscal year.

PUTNAM S&P 500 INDEX FUND

Investments in the Putnam S&P 500 Index Fund are valued at the redemption price established by the Trustee, which is based on the fair value of the Putnam S&P 500 Index Fund Trust assets on the last business day of the Plan's fiscal year. This Fund is constructed and maintained with the objective of providing investment results which approximate the overall performance of the Standard & Poor's Composite Index of 500 stocks. Income is accumulated and reinvested in the Fund and included in the determination of share values.

PRIMCO STABLE VALUE FUND

The Primco Stable Value Fund consists of fully benefit responsive investment contracts with insurance companies, banks and other financial institutions and short-term investment funds. Benefit responsive contracts provide contract value payments for participant disbursements, loans and investment transfers as allowed under the plan. There are exceptions for payments to participants who, as a result of a corporate event, cease to be employed by TRW. A corporate event includes a divestiture of an operating unit (for example, a subsidiary or a division), a significant special early retirement program or other corporate action that could be construed as causing increased Plan payments to participants.

Investment contracts provide a stated rate of interest on principal for a stated period of time. All investment contracts are accounted for at contract value because they are fully benefit responsive. In accordance with Statement of Position 94-4, contract value equals fair value because no event has occurred that affects the value of any contracts. The investment contracts are of three types: general account, separate account, and synthetic investment contracts. Investment contracts in the general account of an insurance company where assets are not specifically identifiable have fixed rates of interest or an indexed rate of interest for the life of the contract. Investment contracts in separate accounts of an insurance company have underlying assets that are specifically identifiable and held for the benefit of the Plan.

                The TRW Employee Stock Ownership and Savings Plan

Under synthetic investment contracts, the Plan owns assets with an investment contract from an insurance company, bank or other financial institution surrounding the asset. Both separate account and synthetic contracts have periodic interest rate resets (monthly, quarterly, or semi-annually) based on the performance of the underlying assets. All separate account and synthetic contracts have a guaranteed return of principal. As of December 31, 1999 and 1998, approximately $34 and $47 million was invested in general account assets, $129 and $145 million in separate account assets, and $320 and $269 million in assets owned by the Plan, respectively.

The weighted average yield (excluding administrative expenses) for all investment contracts was 5.89% and 6.17% in 1999 and 1998, respectively. The crediting interest rate for all investment contracts was 6.32% at December 31, 1999 and 6.19% at December 31, 1998.

PUTNAM SMALL COMPANY EQUITY PORTFOLIO

Investments in the Small Company Equity Portfolio are valued at the redemption price established by the Trustee, which is based on the fair value of the Putnam Small Company Equity Fund assets on the last business day of the Plan's fiscal year. The Putnam Small Company Equity Portfolio is constructed and maintained with the objective of providing investment results which approximate the overall performance of the 2,500 common stocks included in the Russell 3000 Equity Index less those common stocks included in the S&P 500. Income is accumulated and reinvested in the Fund and included in the determination of share values.

PUTNAM INCOME FUND

Investments in the Putnam Income Fund are valued at the redemption price established by the Trustee on the last business day of the Plan's fiscal year. The Fund is managed by the Trustee and is invested in a broad, diversified portfolio of debt securities issued by the U.S. Treasury and other government agencies and in debt securities of credit-worthy corporations. Income is accumulated and reinvested in the fund and included in the determination of the share value.

                The TRW Employee Stock Ownership and Savings Plan

PUTNAM INVESTORS FUND

Investments in the Putnam Investors Fund are valued at the redemption price established by the Trustee on the last business day of the Plan's fiscal year. The Fund seeks long-term growth of capital by investing primarily in stocks of well-known, medium-to-large companies that provide opportunities for growth over the long term. The fund also includes stocks of smaller, rapidly growing companies. The fund spreads its portfolio across a broad range of industries such as consumer goods, finance and technology. Income is accumulated and reinvested in the fund and included in the determination of the share value.

PBHG EMERGING GROWTH FUND

The PBHG Emerging Growth Fund is managed by Pilgrim Baxter & Associates, Ltd. The fund is constructed and maintained with the objective of providing long-term capital growth by investing primarily in common stocks of emerging U.S. companies that have market capitalizations or annual revenues of up to $500 million. Investments in the Fund are valued at the redemption price established by the Trustee on the last business day of the Plan's fiscal year. Income is accumulated and reinvested in the fund and included in the determination of the share value.

BERNSTEIN INTERNATIONAL VALUE PORTFOLIO

The Bernstein International Value Portfolio is constructed and maintained with the objective of providing long-term capital growth by investing in established companies in Europe, the Far East, Australia and Canada. Investments in the Fund are valued at the redemption price established by the Trustee on the last business day of the Plan's fiscal year. The fund manager invests in stock believed to be undervalued in relation to assets, dividends, and earning power. Income is accumulated and reinvested in the fund and included in the determination of the share value.

THE GEORGE PUTNAM FUND OF BOSTON

The George Putnam Fund of Boston is constructed and maintained with the objective of providing capital growth and current income by investing in stocks of large, well-established companies, U.S. government securities, and corporate bonds. Investments in the Fund are valued at the redemption price established by the Trustee on the last business day of the Plan's fiscal year. Income is accumulated and reinvested in the fund and included in the determination of the share value.

                The TRW Employee Stock Ownership and Savings Plan

OTHER

Effective January 1, 1998, Putnam Investments began as recordkeeper, trustee, and investment manager for the plan replacing Bankers Trust and Benefit Services Corporation. Effective January 2, 1998, all assets held by Bankers Trust were transferred to Putnam Investments. In conjunction with the change in trustee, the plan also offered additional investment options.

As of January 1, 1998, participants could place their contributions in a choice of nine investment options consisting of eight investment funds and TRW Stock. The eight investment options in addition to TRW Stock are the following: Putnam S&P 500 Index Portfolio, PRIMCO Stable Value Fund, Putnam Small Company Equity Portfolio, Putnam Income Fund, PBHG Emerging Growth Fund, Bernstein International Value Portfolio, Putnam Investors Fund, and the George Putnam Fund of Boston.

The cost of securities sold is determined by the average cost method for purposes of determining realized gains and losses.

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

B.     DESCRIPTION OF THE PLAN

The Plan is a defined contribution plan, and is comprised of the TRW Stock Fund, Putnam S&P 500 Index Portfolio, Primco Stable Value Fund, Putnam Small Company Equity Portfolio, Putnam Income Fund, PBHG Emerging Growth Fund, Bernstein International Value Portfolio, Putnam Investors Fund, and the George Putnam Fund of Boston. Participation in the Plan is available to substantially all domestic employees of TRW who have been employed for at least three months. The Plan is governed by the Internal Revenue Code and related legislation.

                The TRW Employee Stock Ownership and Savings Plan

B.     DESCRIPTION OF THE PLAN--CONTINUED

PARTICIPANT CONTRIBUTIONS

The Plan allows eligible employees to contribute up to 16% of qualifying compensation on a before-tax basis by way of salary reduction; such contributions are made in increments of one percent of qualifying compensation and could not exceed $10,000 in 1999 and 1998. Participants may also elect to contribute, in increments of one percent, up to 10% of qualifying compensation on an after-tax basis. The combined contribution cannot exceed 22% of their qualifying compensation. Participants can make unlimited contribution percentage changes per month. Annual contributions to a participant's account (including before-tax, after-tax and TRW matching contributions) and to any other defined contribution plan is limited to the lesser of $30,000 or 25% of the participant's annual compensation reduced by the amount of before-tax contributions.

Participants determine the funds in which to invest their contributions. Employee contributions may be invested, in multiples of 1% percent, in one or more of the nine investment funds. Fund elections may be changed at any time.

TRW CONTRIBUTIONS

TRW contributes to the Plan, out of current or accumulated earnings, an amount equal to 100% of each participant's before-tax contributions without exceeding three percent of the participant's qualifying compensation. Participants immediately vest in the TRW contributions. All TRW matching contributions are invested in the ESOP portion of the TRW Stock Fund. TRW contributions always remain in the TRW Stock Fund and may not be transferred, except under special circumstances. TRW contributions may be in the form of cash or treasury or authorized and unissued shares of TRW Common Stock. TRW Common Stock contributed is to be valued by any reasonable method selected by TRW.

The amount and type of TRW contributions are summarized as follows:

                                              1999               1998
                                    ---------------------------------------

TRW Common Stock                      $     44,390,293   $              -
Cash                                         5,172,310         45,883,426
                                    ---------------------------------------

                                      $     49,562,603   $     45,883,426
                                    =======================================

                The TRW Employee Stock Ownership and Savings Plan

WITHDRAWALS AND DISTRIBUTIONS

Upon termination of employment, a participant may elect to receive his or her account, less the unpaid balance of any loan outstanding, in a single sum except a participant whose account balance exceeds $5,000 may defer such payments until he or she reaches age 70. Participants receive the value of their TRW shares in cash unless they elect to receive shares.

If a participant elects to defer payment of his or her account, the undistributed account balance remains invested in the Plan. The following is the total value of the accounts subject to deferred elections (9,700 as of December 31, 1999 and 9,153 as of December 31, 1998) that are included in the net assets of the funds:

                                                                       1999               1998
                                                              ----------------------------------------

TRW Stock Fund                                                 $     245,534,939  $     281,922,660
Putnam S&P 500 Index Portfolio                                       221,742,173        195,134,761
Primco Stable Value Fund                                             160,664,618        158,805,988
Putnam Small Company Equity Portfolio                                 34,788,419         27,929,913
Putnam Income Fund                                                     8,180,059          7,356,060
Putnam Investors Fund                                                 34,100,885         14,410,912
PBHG Emerging Growth Fund                                              8,737,724          2,125,819
Bernstein International Value Portfolio                                5,616,426          2,780,150
Loan Fund                                                              4,066,618         13,202,827
George Putnam Fund of Boston                                          12,251,140          5,929,705
                                                              ----------------------------------------

                                                               $     735,683,001  $     709,598,795
                                                              ========================================

Effective January 1, 1988, participants who have attained age 55 as of the end of the preceding fiscal year-end and commenced participation in the Plan at least ten years prior may elect, within an election period during each of the succeeding five consecutive plan years, to receive a special ESOP distribution. The number of shares eligible for the annual election is 50% of the total number of shares of TRW common stock attributable to TRW matching contributions made after 1986, less the equivalent number of shares distributed as a result of any prior ESOP election, as determined on the preceding December 31.

                The TRW Employee Stock Ownership and Savings Plan

PARTICIPANT LOANS

Participants can borrow from $1,000 to $50,000 (in increments of $100) of their before-tax contributions, but such borrowings cannot exceed 50% of a participant's total Plan balance. The interest rate is fixed (prime rate at the end of the last business day of the preceding quarter plus one percent) and the repayment period cannot be less than one year or more than five years.

OTHER

Although it has not expressed any intent to do so, TRW reserves the right to suspend or terminate the Plan. In the event of termination, the amount of each participant's account may be retained in trust for the benefit of the participant.

The above description of the Plan provides only general information. Participants should refer to the Summary Plan Description, which is available from the Stock Savings Plan's Participant Service Center and the Plan's website, and annual prospectus for a more complete description of the Plan's provisions.

C.     INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan's total assets are as follows:

                                                                DECEMBER 31
                                                         1999                 1998
                                                 ------------------------------------------

TRW Inc. Common Stock                                $1,038,999,663      $1,122,060,163
Putnam S&P 500  Index Fund                              866,910,952         752,463,764
Primco Stable Value Fund                                502,627,561         481,494,878
Putnam Small Company Equity Fund                        166,712,922         135,355,152
Putnam Investors Fund                                   191,053,304                   -

                The TRW Employee Stock Ownership and Savings Plan

C.     INVESTMENTS--CONTINUED

The net realized gain on disposition of investments is as follows:

                                                TRW STOCK FUND
                                             1999                1998
                                    ----------------------------------------

Value realized                        $    215,774,251    $    221,854,445
Average cost                               171,505,064         161,140,682
                                    ----------------------------------------

NET REALIZED GAIN                     $     44,269,187    $     60,713,763
                                    ========================================

                                                 PUTNAM S&P 500
                                                INDEX PORTFOLIO
                                             1999                1998
                                    ----------------------------------------

Value realized                        $    216,178,775    $    203,616,339
Average cost                               179,578,175         187,545,833
                                    ----------------------------------------

NET REALIZED GAIN                     $     36,600,600    $     16,070,506
                                    ========================================

                                               PUTNAM SMALL COMPANY
                                                   EQUITY FUND
                                             1999                1998
                                    ----------------------------------------

Value realized                        $     53,801,287    $     73,355,838
Average cost                                48,988,491          73,169,020
                                    ----------------------------------------

NET REALIZED GAIN                     $      4,812,796    $        186,818
                                    ========================================

                                              PUTNAM INCOME FUND
                                             1999                1998
                                    ----------------------------------------

Value realized                         $    41,114,596    $     37,671,601
Average cost                                42,367,837          37,975,955
                                    ----------------------------------------

NET REALIZED LOSS                      $    (1,253,241)   $       (304,354)
                                    ========================================

                The TRW Employee Stock Ownership and Savings Plan

                                                 PBHG EMERGING
                                                  GROWTH FUND
                                             1999                1998
                                    ----------------------------------------

Value realized                         $    23,105,941     $    11,996,110
Average cost                                22,992,752          12,531,724
                                    ----------------------------------------

NET REALIZED GAIN/(LOSS)               $       113,189     $      (535,614)
                                    ========================================

                                            BERNSTEIN INTERNATIONAL
                                                VALUE PORTFOLIO
                                             1999                1998
                                    ----------------------------------------

Value realized                         $    15,106,635     $    11,436,314
Average cost                                15,213,791          11,887,275
                                    ----------------------------------------

NET REALIZED LOSS                      $      (107,156)    $      (450,961)
                                    ========================================

                                             PUTNAM INVESTORS FUND
                                             1999                1998
                                    ----------------------------------------

Value realized                         $    88,200,192     $    32,736,343
Average cost                                81,863,384          32,690,495
                                    ----------------------------------------

NET REALIZED GAIN                      $     6,336,808     $        45,848
                                    ========================================

                                                 GEORGE PUTNAM
                                                FUND OF BOSTON
                                             1999                1998
                                    ----------------------------------------

Value realized                         $    24,707,259     $    11,631,112
Average cost                                25,156,206          11,735,784
                                    ----------------------------------------

NET REALIZED LOSS                      $      (448,947)    $      (104,672)
                                    ========================================

                The TRW Employee Stock Ownership and Savings Plan

                    Notes to Financial Statements--Continued



C.     INVESTMENTS--CONTINUED

The net unrealized appreciation (depreciation) of investments included in net assets is as follows:

                                                                  Putnam                                            Bernstein
                                  TRW Stock      Putnam S&P 500  Small Company    Putnam Income    PBHG Emerging   International
                                     Fund       Index Portfolio Equity Portfolio     Fund          Growth Fund   Value Portfolio
                               ----------------------------------------------------------------------------------------------------

Balance at January 1, 1998       $ 595,422,214     $    (13,921)   $          -   $          -      $          -    $          -
Increase (decrease) for the         (4,347,308)     155,033,320      10,329,010       (960,815)          578,870      (2,068,885)
   year
                               ----------------------------------------------------------------------------------------------------
Balance at December 31, 1998       591,074,906      155,019,399      10,329,010       (960,815)          578,870      (2,068,885)
Increase (decrease) for the       (117,742,119)     116,951,970      36,310,324     (2,588,932)       14,926,023       4,670,450
   year
                               ----------------------------------------------------------------------------------------------------

BALANCE AT DECEMBER 31, 1999     $ 473,332,787     $271,971,369    $ 46,639,334   $ (3,549,747)     $ 15,504,893    $  2,601,565
                               ====================================================================================================

                               Putnam Investors   George Putnam
                                    Fund         Fund of Boston
                               ---------------------------------

Balance at January 1, 1998     $           -      $         -
Increase (decrease) for the       10,093,828         (976,697)
   year
                               --------------------------------
Balance at December 31, 1998      10,093,828         (976,697)
Increase (decrease) for the       35,457,057       (5,538,949)
   year
                               --------------------------------

BALANCE AT DECEMBER 31, 1999   $  45,550,885      $(6,515,646)
                               ================================

                The TRW Employee Stock Ownership and Savings Plan

                    Notes to Financial Statements--Continued


C.     INVESTMENTS--CONTINUED

On a revalued basis, which is in accordance with Department of Labor Form 5500 requirements, the realized and unrealized gains (losses) are not available at the date of the Report of Independent Auditors. A separate schedule will be included in the Form 5500 when filed. For 1998, unrealized appreciation calculated on a revalued basis was $41,088,540 and net realized gain calculated on a revalued basis was $196,964,373.

D.     ADMINISTRATIVE EXPENSES

Generally, trustee and custodian fees, investment manager fees, brokerage fees, and other fund-related expenses are charged back to the funds for which the expenses are incurred. Brokerage fees charged to a participant's TRW Stock Fund account are based on that Participant's purchase or sale of TRW common stock. The charges to audit the SSP, the administrative expenses of operating the Plan, and any other charges that cannot be directly related to a specific fund will be charged back to the funds on a quarterly basis in proportion to the ratio of the net asset value of each fund to the value of all funds invested in the SSP as of the previous quarter-end.

E.     FEDERAL INCOME TAX STATUS OF THE PLAN

The Plan has received a determination letter from the Internal Revenue Service dated May 24, 1995, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code") and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

F.     TRANSACTIONS WITH PARTIES-IN-INTEREST

Party-in-interest transactions include the purchase and sale of short-term investments managed by the Plan's Trustee, Putnam Investments and the Plan's former Trustee, Bankers Trust Company.

Putnam Investments managed assets of the Plan of approximately $1,323,343,488 and $1,044,569,035. There were no trustee fees paid in cash to Putnam in 1999. Putnam received $61,217 in 1998.

There were no party-in-interest transactions which were prohibited under Department of Labor Regulations.

                The TRW Employee Stock Ownership and Savings Plan

G.     NUMBER OF PARTICIPANTS BY FUND (UNAUDITED)

The summary below sets forth the number of contributing participants by their current investment option(s):

                                                                         DECEMBER 31
                                                                     1999           1998
                                                              --------------------------------

TRW Stock Fund                                                       19,994       20,107
Putnam S&P 500 Index Portfolio                                       25,209       23,506
Primco Stable Value Fund                                             17,136       17,329
Putnam Small Company Equity Portfolio                                13,204       12,497
Putnam Income Fund                                                    5,849        5,827
Putnam Investors Fund                                                11,183        7,958
PBHG Emerging Growth Fund                                             6,969        4,666
Bernstein International Value Portfolio                               4,560        3,262
George Putnam Fund of Boston                                          5,430        4,680

The total number of participants in the Plan is less than the sum of the number of employees shown above because many are participating in more than one fund.

                The TRW Employee Stock Ownership and Savings Plan

H.     TRANSFER OF ASSETS FROM OTHER PLANS

On December 24, 1997, TRW purchased BDM International, Inc. (BDM). BDM had an existing 401(k) plan which was merged into the Plan effective January 1, 1999. The transfer of BDM's assets of $117,196,248 is shown on the financial statements as "Transfer from Other Plan."

In addition, forfeitures of approximately $493,000 within the former BDM Plan were transferred at the time of conversion. These amounts were used to offset TRW (employer) contributions during 1999.

Employee rollover contributions of approximately $7,277,585 were made in 1999 from other plans. These contribution amounts are contained in the contribution amounts for each of the respective funds.

                The TRW Employee Stock Ownership and Savings Plan

                            EIN: 34-0575430 Plan: 027

            Line 27a--Schedule of Assets Held for Investment Purposes

                                December 31, 1999

    Number of                                                                     BOOK                MARKET
     Shares                             Description                              VALUE                VALUE
---------------------------------------------------------------------------------------------------------------------
                  COMMON STOCK
      20,004,582  *TRW Stock Fund                                           $     565,666,876   $    1,038,999,663

                  GUARANTEED INVESTMENT CONTRACTS
                  Security Backed Investments
                     Primco Group Trust
                       Beta Fund--PRIMCO:
                         Continental Assurance Co., Contract 63005575,
                           due February 1,2006, 5.70%                              18,143,419           18,143,419

                       Gamma Fund--PRIMCO:
                         Chase Manhattan Bank, Contract 401743-G, due
                           December 30, 2003, 6.62%                                26,250,976           26,250,976

                       Epsilon Fund--PRIMCO:
                         Monumental Life Ins. Co., Contract 00212TR-1,
                           due December 1, 2000, 6.48%                             10,025,973           10,025,973

                       Theta Fund--PRIMCO:
                         Bankers Trust (Del) BASIC, Contract
                           97-892THT, due December 30, 2002, 6.06%
                                                                                   59,632,049           59,632,049

                       Kappa Fund--Putnam:
                         Continental Assurance Co., Contract
                           25719-101, due June 30, 2004, 5.90%                     24,303,953           24,303,953

                       Omicron Fund--PRIMCO:
                         Caisse des Depots (CDC), Contract
                           1115-01, due March 30, 2000, 6.47%                       5,295,593            5,295,593
                                                                          -------------------------------------------
                                                                                  143,651,963          143,651,963

                The TRW Employee Stock Ownership and Savings Plan

                            EIN: 34-0575430 Plan: 027

      Line 27a--Schedule of Assets Held for Investment Purposes--Continued


    Number of                                                                     Book                Market
     Shares                             Description                              Value                Value
---------------------------------------------------------------------------------------------------------------------

                  GUARANTEED INVESTMENT CONTRACTS--CONTINUED
                     Separate Accounts
                       Aetna Life Ins. & Ann. Co.:
                         Contract 14612, due December 30, 2002, 6.45%              28,534,932           28,534,932


                       Allstate Life Ins. Co.:
                         Contract 31053, due July 1, 2002, 5.90%                    6,088,005            6,088,005

                       John Hancock Mutual Life:
                         Contract 8712, due June 30, 2003, 6.6%                     5,968,053            5,968,053
                         Contract 7441, due May 1, 2007, 7.05%                     44,810,972           44,810,972

                       Metropolitan Life Ins. Co.:
                         Contract 24844, due December 30, 2002, 5.8%               40,482,950           40,482,950

                       Prudential Ins. Co. of Amer.:
                         Contract 6581-1, due June 14, 2001, 15.18%                    24,666               24,666
                         Contract 6661-2, due September 15, 2001, 10.71%            3,174,655            3,174,655
                         Contract 6702-3, due November 20, 2000, 8.38%                147,569              147,569
                                                                          -------------------------------------------
                                                                                  129,231,802          129,231,802
                     Synthetics
                       Continental Assurance Co.:
                         Contract 63005751, due April 2, 2001, 6.33%               13,375,989           13,375,989

                       Monumental Life Ins. Co.:
                         Contract 00090TR, due April 10, 2007, 7.25%               45,092,044           45,092,044


                       Rabobank Nederland:
                         Contract TRW069701, due July 15, 2003, 6.75%               5,961,649            5,961,649

                         Contract TRW079701, due October 21, 2002, 6.88%            4,925,453            4,925,453


                The TRW Employee Stock Ownership and Savings Plan

                            EIN: 34-0575430 Plan: 027

      Line 27a--Schedule of Assets Held for Investment Purposes--Continued



    Number of                                                                     Book                Market
     Shares                             Description                              Value                Value
---------------------------------------------------------------------------------------------------------------------

                  GUARANTEED INVESTMENT CONTRACTS--CONTINUED
                     Synthetic Accounts--Continued
                         Contract TRW099601, due September 25, 2003, 7.11%          5,713,784            5,713,784
                         Contract TRW109501, due July 2, 2001, 6.19%                4,973,862            4,973,862
                       State Street Bank & Trust:
                         Contract 98149, due January 20, 2005, 5.70%               79,578,798           79,578,798
                                                                          -------------------------------------------
                                                                                  159,621,579          159,621,579

                     Non-Participating Synthetics
                       Caisse des Depots (CDC):
                         Contract 115-05, due June 30, 2000, 7.48%                  3,862,291            3,862,291
                         Contract 115-06, due July 2, 2001, 6.76%                   2,977,096            2,977,096
                         Contract 115-07, due December 12, 2002, 6.23%              9,981,990            9,981,990
                                                                          -------------------------------------------
                                                                                   16,821,377           16,821,377
                                                                          -------------------------------------------
                  Sub-Total                                                       449,326,721          449,326,721

                     General Account Investments
                     Variable Rate & Fixed Term
                       Jackson National Life:
                         Contract 1152-1, due November 27, 2000, 6.28%             10,006,677           10,006,677


                       John Hancock Mutual Life:
                         Contract 7314-1, due December 2, 2002, 6.12%               6,164,816            6,164,816
                         Contract 7839, due March 1, 2000, 5.78%                   10,000,000           10,000,000
                                                                          -------------------------------------------
                                                                                   26,171,493           26,171,493
                     Variable Rate & Variable Term
                       Monumental Life Ins. Co.:
                         Contract BDA185ST1, due March 30, 2000, 5.97%              7,972,987            7,972,987
                                                                          -------------------------------------------
                                                                                    7,972,987            7,972,987
                                                                          -------------------------------------------
                  Sub-Total                                                        34,144,480           34,144,480

                The TRW Employee Stock Ownership and Savings Plan

                            EIN: 34-0575430 Plan: 027

      Line 27a--Schedule of Assets Held for Investment Purposes--Continued



    Number of                                                                     Book                Market
     Shares                             Description                              Value                Value
---------------------------------------------------------------------------------------------------------------------
                  GUARANTEED INVESTMENT CONTRACTS--CONTINUED
                     Cash & Equivalents
                       Putnam Fiduciary Trust:
                         Contract 100232, due January 1, 2000, 5.83%               19,156,360           19,156,360
                                                                          -------------------------------------------
                                                                                   19,156,360           19,156,360
                                                                          -------------------------------------------
                  Total Guaranteed Investment Contracts                           502,627,561          502,627,561

                  MUTUAL FUNDS
      56,069,007  *Putnam S&P 500 Index Portfolio                                 594,939,583          866,910,952
      11,742,235  *Putnam Small Company Equity Portfolio                          120,073,588          166,712,922
       1,599,012   PBHG Emerging Growth Fund                                       39,261,255           54,766,148
       1,615,946   Bernstein International Value Portfolio                         31,737,305           34,338,870
       9,924,847  *Putnam Investors Fund                                          145,502,419          191,053,304
       3,417,272  *The George Putnam Fund of Boston                                62,251,344           55,735,698
       6,728,936  *Putnam Income Fund                                              46,480,359           42,930,612
                  *Participant loans                                                        -           61,552,113
                                                                          -------------------------------------------

                  TOTAL INVESTMENTS                                         $   2,108,540,290    $   3,015,627,843
                                                                          ===========================================


*        Indicates party-in-interest.

             The TRW Employee Stock Ownership and Stock Savings Plan

                            EIN: 34-0575430 Plan: 027

                  Line 27d--Schedule of Reportable Transactions

                          Year Ended December 31, 1999



                                                                                  Purchase          Selling           Cost of
    Identity of Party Involved                 Description of Assets                Price            Price             Asset
-----------------------------------------------------------------------------------------------------------------------------------
SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE FAIR VALUE OF PLAN ASSETS
Putnam                            Putnam S&P 500 Index Portfolio
    667 Purchases                                                              $    169,374,087                    $   169,374,087
    920 Sales                                                                                    $   216,178,787       179,578,187

Putnam                            TRW Stock Fund
    658 Purchases                                                                   219,431,616                        219,431,616
    1,156 Sales                                                                                      232,754,141       171,485,736

Putnam                            Putnam Investors Fund
    642 Purchases                                                                   120,633,899                        120,633,899
    865 Sales                                                                                         88,200,188        81,863,380

                                                                                 Fair Value
                                                                                 of Asset on        Net Gain
    Identity of Party Involved                 Description of Assets          Transaction Date       (Loss)
------------------------------------------------------------------------------------------------------------------
SERIES OF TRANSACTIONS IN EXCESS OF 5% OF THE FAIR VALUE OF PLAN ASSETS
Putnam                            Putnam S&P 500 Index Portfolio
    667 Purchases                                                               $   169,374,087
    920 Sales                                                                       216,178,787  $   36,600,600

Putnam                            TRW Stock Fund
    658 Purchases                                                                   219,431,616
    1,156 Sales                                                                     232,754,141      61,268,405

Putnam                            Putnam Investors Fund
    642 Purchases                                                                   120,633,899
    865 Sales                                                                        88,200,188       6,336,808

                                   SIGNATURES

         The Plan. Pursuant to requirements of the Securities Exchange Act of 1934, the Board of Administration of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                               The TRW Employee Stock Ownership
                                               and Savings Plan



Date:  May 4, 2000                      By:     /s/ Kathleen A. Weigand
                                                --------------------------
                                                Kathleen A. Weigand
                                                Attorney-in-fact

                                  EXHIBIT INDEX


EXHIBIT        EXHIBIT
NUMBER         DESCRIPTION
------         ----------------------------

23             Consent of Ernst & Young LLP
24             Power of Attorney